SALIENT MIDSTREAM & MLP FUND

4265 San Felipe, Suite 800

Houston, Texas 77027

December 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal of Salient Midstream & MLP Fund Registration Statement on Form N-2

File No.: 333-188959

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, Salient Midstream & MLP Fund (the “Registrant”) hereby respectfully requests the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form N-2 (File No. 333-188959), as filed with the Commission via EDGAR on May 31, 2013 (Accession No. 0001193125-13-241869) (the “Registration Statement”).

The Registrant submits this request for withdrawal as, subsequent to the filing of the Registration Statement, the Registrant determined not to pursue the contemplated additional public offering of the securities covered by the Registration Statement and no additional action was taken towards making such additional public offering.

The Registrant confirms that no securities have been sold in connection with the offering and no prospectus contained in the Registration Statement has been distributed. It is our opinion that the withdrawal of this Registration Statement would be consistent with the public interest and the protection of investors.

No fees are required in connection with this filing. If you have any questions or comments, please do not hesitate to contact George Zornada at K&L Gates LLP, counsel to the Registrant, at (617) 261-3231.

Sincerely,

/s/ Kristen Bayazitoglu
Kristen Bayazitoglu
Secretary